FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding power generation of Huaneng Power International, Inc. (the “Registrant”) within China in the first quarter of 2013, made by the Registrant on April 13, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (Stock Code: 902)

POWER GENERATION WITHIN CHINA
DECREASES BY 2.44% IN THE FIRST QUARTER OF 2013

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the "Company") announces its power generation in the first quarter of 2013.

According to the Company’s preliminary statistics, as of 31 March 2013, the Company’s total power generation within China on consolidated basis amounted to 74.306 billion kWh, representing a decrease of 2.44% over the same period last year. Total electricity sold by the Company amounted to 70.205 billion kWh, representing a decrease of 2.25% over the same period last year.

The decrease in power generation of the Company was mainly attributable to the following reasons:

1.
As the domestic power demand stayed low in the first quarter of 2013, nationwide thermal power generation saw only a slight increase of 0.87% for the first quarter of 2013, with negative growth in southeast coastal areas and modest growth in other regions. In Gansu and Yunnan, hydropower output increased considerably which affected the rate of growth in the thermal power sector. Since the Company’s installed capacity is mainly fuelled by thermal power generators and distributed in southeast coastal areas, the electricity generated by the Company experienced decrease over the same period last year..

2.
The Company has co generating units in Hebei, Shanxi, Henan and Gansu. The increased cyclic non-operation of non-co generating units of the Company during the heating season had affected our output of electricity in these areas.

The power generation and electricity sold by each of the Company’s domestic power plants in the first quarter of 2013 are listed below (in billion kWh):

Domestic Power Plant	Power generation in the first quarter of 2013	Power generation in the first quarter of 2012	Change	Electricity sold in the first quarter of 2013	Electricity sold in the first quarter of 2012	Change

Liaoning Province
Dalian	1.545	1.608	–3.92%	1.472	1.532	–3.92%
Dandong	1.042	1.010	3.17%	0.995	0.963	3.32%
Yingkou	1.750	1.811	–3.37%	1.641	1.692	–3.01%
Yingkou Co-generation	0.983	1.000	–1.70%	0.921	0.936	–1.60%
Wafangdian Wind Power	0.030	0.030	0.00%	0.030	0.029	3.45%
Suzi River Hydropower	0.001	—	—	0.001	—	—
Changtu Wind Power	0.019	—	—	0.019	—	—

Inner Mongolia
Huade Wind Power	0.045	0.039	15.38%	0.044	0.037	18.92%

Hebei Province
Shang’an	3.099	3.294	–5.92%	2.917	3.023	–3.51%
Kangbao Wind Power	0.019	—	—	0.017	—	—

Gansu Province
Pingliang	2.795	3.000	–6.83%	2.678	2.840	–5.70%
Jiuquan Wind Power	0.201	0.175	14.86%	0.199	0.172	15.70%

Beijing
Beijing Co-generation	1.425	1.437	–0.84%	1.252	1.254	–0.16%
Beijing Co-generation (Combined Cycle)	1.234	0.881	40.07%	1.199	0.858	39.74%

Domestic Power Plant	Power generation in the first quarter of 2013	Power generation in the first quarter of 2012	Change	Electricity sold in the first quarter of 2013	Electricity sold in the first quarter of 2012	Change
Tianjin
Yangliuqing Co-generation	2.012	1.970	2.13%	1.870	1.825	2.47%

Shanxi Province
Yushe	0.668	1.071	–37.63%	0.619	0.990	–37.47%
Zuoquan	1.725	0.884	95.14%	1.620	0.829	95.42%

Shandong Province
Dezhou	3.256	3.529	–7.74%	3.052	3.313	–7.88%
Jining	1.272	1.296	–1.85%	1.177	1.207	–2.49%
Xindian	0.747	0.894	–16.44%	0.697	0.840	–17.02%
Weihai	2.254	2.729	–17.41%	2.142	2.595	–17.46%
Rizhao Phase II	1.345	1.709	–21.30%	1.277	1.616	–20.98%
Zhanhua Co-generation	0.401	0.414	–3.14%	0.367	0.377	–2.65%

Henan Province
Qinbei	4.480	3.859	16.09%	4.243	3.644	16.44%

Jiangsu Province
Nantong	1.859	2.322	–19.94%	1.774	2.219	–20.05%
Nanjing	0.911	0.979	–6.95%	0.863	0.924	–6.60%
Taicang	2.859	3.188	–10.32%	2.732	3.039	–10.10%
Huaiyin	1.608	1.855	–13.32%	1.513	1.751	–13.59%
Jinling (Combined-cycle)	0.423	0.848	–50.12%	0.414	0.829	–50.06%
Jinling (Coal-fired)	2.977	2.789	6.74%	2.840	2.660	6.77%
Qidong Wind Power	0.090	0.090	0.00%	0.089	0.088	1.14%

Shanghai
Shidongkou First	2.063	2.211	–6.69%	1.950	2.093	–6.83%
Shidongkou Second	1.937	1.977	–2.02%	1.869	1.909	–2.10%
Shanghai Combined-cycle	0.411	0.201	104.48%	0.402	0.196	105.10%
Shidongkou Power	1.932	1.765	9.46%	1.847	1.681	9.88%

Domestic Power Plant	Power generation in the first quarter of 2013	Power generation in the first quarter of 2012	Change	Electricity sold in the first quarter of 2013	Electricity sold in the first quarter of 2012	Change
Chongqing
Luohuang	4.213	3.882	8.53%	3.907	3.605	8.38%

Zhejiang Province
Yuhuan	5.502	5.509	–0.13%	5.238	5.238	0.00%

Hubei Province
Enshi Maweigou Hydropower	0.007	0.008	–12.50%	0.006	0.007	–14.29%

Hunan Province
Yueyang	2.631	2.769	–4.98%	2.471	2.596	–4.82%
Xiangqi Hydropower	0.066	0.009	633.33%	0.065	0.009	622.22%

Jiangxi Province
Jinggangshan	2.145	2.386	–10.10%	2.052	2.276	–9.84%

Fujian Province
Fuzhou	3.258	3.110	4.76%	3.103	2.953	5.08%

Guangdong Province
Shantou Coal-fired	0.986	1.346	–26.75%	0.935	1.278	–26.84%
Haimen	2.589	2.934	–11.76%	2.467	2.808	–12.14%

Yunnan Province
Diandong Energy	2.218	2.007	10.51%	2.055	1.853	10.90%
Yuwang Energy	1.273	1.341	–5.07%	1.164	1.234	–5.67%

Total	74.306	76.166	–2.44%	70.205	71.818	–2.25%

The accumulated power generation of Tuas Power Limited in Singapore accounted for a market share of 20.5% in Singapore in the first quarter of 2013, representing a decrease of 6.1 percentage points compared to the same period last year.

In addition, the project on "replacing smaller generating units with large generating units" at Zhejiang Huaneng Changxing Power Plant (which is wholly-owned by the Company) (the "Project") was recently approved by the National Development and Reform Commission. The Project will be constructed with two 660 MW ultra-supercritical coal-fired generating units. The dynamic total investment of the project is estimated to be approximately RMB5.662 billion, of which 20%, being the project capital, will be funded by the Company by its internal fund.  The remaining investment will be funded by bank loans.

Moreover, Units No.3 (1,036 MW) and No.4 (1,036 MW) at Guangdong Huaneng Haimen Power Plant (in which the Company owns 80% interest) has completed trial run recently.  In addition, there has been adjustment to  the generation capacity of certain generating units of the Company. To-date, the Company’s total controlled generation capacity has increased to 65,959 MW, and equity-based generation capacity has increased to 58,961 MW.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
13 April 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Du Daming
Name:	Du Daming
Title:	Company Secretary

Date:  April 15, 2013